ORBITAL CORPORATION LIMITED ABN 32 009 344 058	4 WHIPPLE STREET BALCATTA WA 6021 AUSTRALIA TELEPHONE: +61 8 9441 2311 FACSIMILE: +61 8 9441 2133 http://www.orbitalcorp.com.au
ASX Code: OEC
FOR IMMEDIATE RELEASE: 07 MAY 2009	OTCBB Code: OBTLY

ORBITAL REACHES SUPPLY AGREEMENT WITH FORD AUSTRALIA

PERTH, AUSTRALIA – 07 May 2009: Orbital Gas Products (OGP), a division of Orbital Corporation Limited (ASX: OEC – ‘Orbital’) has reached an agreement with Ford Australia that will significantly boost Orbital Gas Products’ interests in the Australian LPG Autogas market.

OGP has been appointed as the OEM supplier of a new-generation LPG system for Ford Falcon models.

The new contract will commence in the second half of 2010.

It will see a continuation of OGP’s long-running relationship with Ford, under which it supplies the LPG system for the current Falcon E-Gas model.

Orbital Gas Products was formed in July 2008 following the acquisition by Orbital of Boral Alternative Fuel Systems and its Ford OEM supply contract.

Ford’s Falcon E-Gas models are the only factory-fitted LPG-dedicated vehicles on the Australian market and represent more than 25 per cent of total Falcon sales.

“Orbital Gas Products’ relationship with Ford is the foundation for our LPG business strategy, the benefits of which we believe will be seen by Orbital and its shareholders for many years to come,” said Orbital’s CEO Terry Stinson.

Orbital Gas Products’ Managing Director, Tony Fitzgerald, says that once supply commences, the new Agreement will see the company deliver more content to Ford, resulting in significantly greater revenues.

In addition to the Ford business, Mr Fitzgerald expects Orbital Gas Products to expand significantly through the planned introduction of new generation LPG technology to the After-OEM and retrofit markets commencing in the second half of 2009.

“Ford’s agreement to open a new chapter in OGP’s successful E-Gas supply arrangement will allow Orbital to further develop our expertise in alternative fuel engine technology right here in Australia,” said Mr Fitzgerald.

Orbital has entered into agreements with Vialle, Continental and Docklands Science Park for access to their LPG components, technology and patent portfolios.

ENDS

CONTACTS	Mr Terry Stinson CEO	Telephone +61 8 9441 2462 Email Info@orbitalcorp.com.au Website www.orbitalcorp.com.au

About Orbital

Orbital is an international developer of innovative technical solutions for a cleaner world. Orbital provides innovation, design, product development and operational improvement services to the world’s producers, suppliers, regulators and end users of engines and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbital's principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and engine management systems.  Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC) and the OTC Bulletin Board (OBTLY).

Forward Looking Statements

This release includes forward-looking statements that involve risks and uncertainties. These forward-looking statements are based upon management's expectations and beliefs concerning future events. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, that could cause actual results to differ materially from such statements. Actual results and events may differ significantly from those projected in the forward-looking statements as a result of a number of factors including, but not limited to, those detailed from time to time in the Company’s Form 20-F filings with the US Securities and Exchange Commission. Orbital makes no undertaking to subsequently update or revise the forward-looking statements made in this release to reflect events or circumstances after the date of this release.